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                                      DURA
                                 PHARMACEUTICALS

CONTACT:    Cam L. Garner
            Chairman, President and Chief Executive Officer
            Dura Pharmaceuticals, Inc.
            (619) 457-2553

        DURA PHARMACEUTICALS, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

        San Diego, CA -- May 22, 1998 -- Dura Pharmaceuticals, Inc. (Nasdaq
NNM: DURA) announced today that its Board of Directors has adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on June 5, 1998.

        Each Right will entitle Stockholders to buy, upon certain events, one one-thousandth of a share of a new series of junior participating Preferred Stock of the Company at an Exercise Price of $175.00. The Rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company or to deprive Stockholders of their interest in the long-term value of the Company. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock.

        If a person or group acquires 15% or more of the Company's outstanding Common Stock, or if a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then-current price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.

        At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.



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        The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

        The dividend distribution will be made on June 5, 1998 payable to stockholders of record on that date. The Rights will expire on June 5, 2008. The initial distribution of Rights is not taxable to stockholders.

        Dura Pharmaceuticals is a San Diego-based developer and marketer of prescription pharmaceutical products for the treatment of allergies, asthma and related respiratory conditions, and is developing a pulmonary drug delivery system. Dura's mission is to be the leading pharmaceutical company with a focus in the high-growth U.S. respiratory market. The Company is pursuing that goal through two major strategies: (1) acquiring late-stage prescription pharmaceuticals and/or companies with rights to such pharmaceuticals for marketing to high-prescribing respiratory physicians and
(2) developing Spiros, a proprietary dry powder pulmonary drug delivery system.

        Except for the historical and factual information contained herein, the matters discussed in this press release may contain forward-looking statements which involve risks and uncertainties, including the timely development of Spiros products, uncertainties in the regulatory process, competitive products and pricing, the ability of the Company to acquire products and/or companies, the ability of the Company to add qualified sales representatives in a timely manner, the Company's limited manufacturing experience, seasonality, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Actual results may differ materially from those projected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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